TERMS SUPPLEMENT NO. 1 dated May 3, 2007
To Prospectus Supplement and Prospectus dated February 5, 2007 and
Product Supplement No. 1 dated April 12, 2007	Filed pursuant to Rule 433
relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Registration Statement No. 333-140456
EKSPORTFINANS ASA
$1,150,000.00 One Year 13.75% Reverse Convertible Notes
Linked to Vertex Pharmaceuticals Incorporated
due May 7, 2008
Offering Information

Issuer:	Eksportfinans ASA

Issuer rating:	Aaa (Moody’s)/AA+ (Standard & Poor’s)/AAA (Fitch)

Specified Currency:	U.S. dollars

Aggregate face amount:	$1,150,000.00

CUSIP No.:	[•]

ISIN:	[•]

Agent:	Natixis Securities North America Inc. 9 West 57th St. New York, New York 10019

Agent acting in the capacity as:	Principal

Investing in the notes involves a number of risks. See “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement.

	Price to Public	Fees and Commissions	Proceeds to Us

Per note	$980.00	$20.00*	$960.00
Total	$1,127,000.00	$23,000.00*	$1,104,000.00

*	See “Supplemental plan of distribution” below.

     You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this terms supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.
     The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Natixis Securities North America Inc.
     Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 1 and this terms supplement if you so request by calling toll-free 1-866-369-6147.

Key Terms of the Notes
Reference Shares:	Vertex Pharmaceuticals Incorporated (the Reference Shares) (ISIN: US63936L1008) are traded on the Nasdaq Stock Market, Inc. (NASDAQ) (the Relevant Exchange) under the symbol “VRTX”.

Interest Rate:	13.75% per annum, payable quarterly in arrears in 4 equal 3.4375% payments on each of August 7, 2007, November 7, 2007, February 7, 2008 and May 7, 2008 (each an Interest Payment Date).

Redemption Amount:	The Redemption Amount payable on the Maturity Date in respect of each $1,000.00 face amount will be:

●	if the official closing price of the Reference Shares quoted by the Relevant Exchange has not been below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or

●	if the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, if the Final Reference Level on the Determination Date is less than the Initial Reference Level.

Initial Reference Level:	$30.89.

Final Reference Level:	The official closing level of the Reference Shares on the Determination Date.

Knock-In Level:	$16.9895, which is 55% of the Initial Reference Level.

Share Redemption Amount:	32.3729 Reference Shares per note that you hold, which number of shares is equal to the $1,000.00 face amount of the note divided by the Initial Reference Level. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level.

Trade Date:	May 3, 2007

Original Issue Date:	May 7, 2007

Determination Date:	May 2, 2008

Maturity Date†:	May 7, 2008

†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at maturity” in the accompanying product supplement no. 1.

Denomination:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation agent:	Natixis Derivatives Inc. 9 West 57th St., 35th Floor Attn: General Counsel Telephone No.: +1 212 891 6137 Fascimile No.: +1 212 891 1922
Additional terms specific to the notes
     You should read this terms supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This terms supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.
     You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):
http://www.sec.gov/Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm
     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.
Selected risk considerations
     An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Shares. These risks are explained in more detail in the “Risk factors” section of the accompanying product supplement no. 1 dated April 12, 2007.

Hypothetical examples of amounts payable at maturity
     The following tables set out the total return to the Maturity Date of a note, based on the assumptions outlined below and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.
     The information in the tables reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1.
     The tables below assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.
     The market price of each of the Reference Shares has been volatile in the past, and their performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical price of the Reference Shares set forth elsewhere in this terms supplement. For information about the price of the Reference Shares during recent periods, see “The Reference Shares” below.
     If the official closing price quoted by the Relevant Exchange never falls below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date, or if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, the Redemption Amount will be paid in cash.
     By contrast, if the official closing price of the Reference Shares quoted by the Relevant Exchange is less than the corresponding Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date, and the Final Reference Level is less than the Initial Reference Level on the Determination Date, the Redemption Amount payment on the Maturity Date will be made in the Reference Shares (with fractional shares paid in cash).
Vertex Pharmaceuticals Incorporated
     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, on the basis of an Initial Reference Level of $30.89 and a Knock-In Level of $16.9895. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

			12 Month
Assumed Closing Price	Value of	4 Quarterly	Total Return
of Reference Shares	Payment at	Interest
on Determination Date	Maturity	Payments	$	%
Greater than: $30.89	$1,000.00	$137.50	$1,137.50	13.7500%
$30.89	$1,000.00	$137.50	$1,137.50	13.7500%
$26.26	$1,000.00	$137.50	$1,137.50	13.7500%
$21.62	$1,000.00	$137.50	$1,137.50	13.7500%
$17.00	$1,000.00	$137.50	$1,137.50	13.7500%
     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, on the basis of the Initial Reference Level of $30.89 and a Knock-In Level of $16.9895. In these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

			12 Month
Assumed Closing Price	Value of	4 Quarterly	Total Return
of Reference Shares	Payment at	Interest
on Determination Date	Maturity	Payments	$	%
Greater than: $30.89	$1,000.00	$137.50	$1,137.50	13.750%
$30.89	$1,000.00	$137.50	$1,137.50	13.750%
$27.80	$900.00	$137.50	$1,037.50	3.750%
$24.71	$800.00	$137.50	$937.50	-6.250%
$21.62	$700.00	$137.50	$837.50	-16.250%
$14.83	$600.00	$137.50	$737.50	-26.250%
$12.36	$500.00	$137.50	$637.50	-36.250%
$5.93	$400.00	$137.50	$537.50	-46.250%
$4.45	$300.00	$137.50	$437.50	-56.250%
$1.19	$200.00	$137.50	$337.50	-66.250%
$0.59	$100.00	$137.50	$237.50	-76.250%
$0.00	$0.00	$137.50	$137.50	-86.250%

The Reference Shares
General
     Unless otherwise stated, all information contained herein on the Reference Shares and on the issuer of the Reference Shares is derived from publicly available sources and is provided for informational purposes only.
     The Reference Shares are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov.
     According to its publicly available documents, Vertex Pharmaceuticals Incorporated is a biotechnology company in the business of discovering, developing and commercializing small molecule drugs for the treatment of serious diseases. It is concentrating most of its drug development resources on four drug candidates: telaprevir (VX-950) for the treatment of hepatitis C virus infection, VX-702 for the treatment of rheumatoid arthritis and other inflammatory diseases, VX-770 for the treatment of cystic fibrosis and VX-883 for the treatment of bacterial infection. It also includes several drug candidates that are being developed by its collaborators. In June 2006, Vertex Pharmaceuticals Incorporated entered into an agreement with Janssen Pharmaceutica, N.V., which is a Johnson & Johnson company, relating to telaprevir. Information provided to or filed with the SEC by Vertex Pharmaceuticals Incorporated pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 000-19319.
     In addition, information regarding the issuer of the Reference Shares may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.
     This terms supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this terms supplement regarding the issuer of the Reference Shares from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to any of the issuer of the Reference Shares in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding any of the issuer of the Reference Shares are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this terms supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of any of the Reference Shares (and therefore the Initial Reference Level and the Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning any of the issuer of the Reference Shares could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about any of the issuer of the Reference Shares after the date of this terms supplement.
     Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of the issuer of the Reference Shares as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Shares.
     Historical Performance
     The Reference Shares are traded on NASDAQ under the symbol “VRTX”. The following table sets forth the published intra-day high, low and closing prices of each of the Reference Shares since December 31, 2003. We obtained the information in the tables below from Bloomberg without independent verification.

     Any historical upward or downward trend in the price of any of the Reference Shares during any period shown below is not an indication that the price of those Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of any of the Reference Shares. We cannot assure you that the future performance of any of the Reference Shares will result in your receiving the face amount notes or more on the Maturity Date. The actual performance of any of the Reference Shares over the life of the notes may bear little relation to the historical levels shown below.

Period	High	Low	Period End
2004
First Quarter	$11.370	$8.900	$9.420
Second Quarter	10.840	8.170	10.840
Third Quarter	10.880	8.170	10.500
Fourth Quarter	11.910	10.010	10.570
2005
First Quarter	$11.990	$9.230	$9.360
Second Quarter	16.850	8.830	16.850
Third Quarter	22.350	15.530	22.350
Fourth Quarter	28.920	20.790	27.670
2006
First Quarter	$44.200	$27.900	$36.590
Second Quarter	39.500	29.260	36.710
Third Quarter	36.570	30.120	33.650
Fourth Quarter	45.120	33.320	37.420
2007
First Quarter	$38.420	$27.090	$28.040
Second Quarter (through May 1)	32.120	27.940	30.190
Supplemental information regarding taxation in the United States
   The amount of the stated interest rate on the note that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) equals 5.35%, and the remaining 8.40% constitutes Put Premium (as defined in the accompanying product supplement no. 1).
     Please refer to “Taxation in the United States” beginning on PS-16 of the accompanying product supplement no. 1.
Supplemental plan of distribution
     The notes are being purchased by Natixis Securities North America Inc. (the agent) as principal, pursuant to a terms agreement between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with the issuance of the notes.
     See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.